U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN

THE CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number: 814-00098				Date examination completed: December 18, 2024
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Equus Total Return, Inc.
4. Address of principal executive office: (number, street, city, state, zip code) 700 Louisiana Street, 41st Floor, Houston, Texas 77002

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940

February 4, 2025

BDO USA, P.C.

2929 Allen Parkway, 20th Floor

Houston, Texas 77019

We, as members of management of Equus Total Return, Inc. (the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies”, of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 18, 2024, and from November 12, 2024 (the date of our last examination) through December 18, 2024.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 18, 2024, and from November 12, 2024 (the date of our last examination) through December 18, 2024, with respect to securities reflected in the investment account of the Fund.

Equus Total Return, Inc.

By:	/s/ Kenneth I. Denos
Kenneth I. Denos
Chief Compliance Officer

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Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Equus Total Return, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Equus Total Return, Inc. (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) (the specified requirements) as of December 18, 2024. Management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specific requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 18, 2024, and with respect to agreement of security purchases and sales, for the period from November 12, 2024 (the date of our last examination) through December 18, 2024:

• Count and inspection of all securities located in the vault of the Amegy Bank (the “Custodian”) in Houston, Texas with prior notice to management;

• Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents; and

• Reconciliation of all such securities to the books and records of the Fund and the Custodian.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 18, 2024, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ BDO USA, P.C.
Houston, Texas
February 4, 2025

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